

10030046

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



| SEC FILE NUMBER |
|---|
| 8- 14100 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VP Distributors, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Pearl Street
(No. and Street)

| Hartford | Connecticut | 06103 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Hanley — (860) 263-4712
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

| 185 Asylum Street, Suite 2400 | Hartford | Connecticut | 06103-3404 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, David Hanley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VP Distributors, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Vice President, Finance

Title

LYNN M. KOCHANSKI
NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 28, 2011



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
185 Asylum Street, Suite 2400
Hartford CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

**Report of Independent Auditors**

To the Board of Directors and Stockholder's of
VP Distributors, Inc.:

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of VP Distributors, Inc. and its subsidiary (collectively, the "Company") at December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidating information contained in Schedule I is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position and results of operations of the individual companies and is not a required part of the 2009 financial statements. Accordingly, we do not express an opinion on the financial position and results of operations of the individual companies. The information contained in Schedule II is presented for the purposes of additional analysis and is not a required part of the 2009 financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information contained in Schedule I and Schedule II has been subjected to the auditing procedures applied in the 2009 audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 30, 2010

# VP Distributors, Inc.

(A wholly-owned subsidiary of Virtus Partners, Inc.)

## Consolidated Statements of Financial Condition

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| | *(in thousands)* | |
| **Assets** | | |
| Cash and cash equivalents | $ 11,093 | $ 14,748 |
| Trading securities, at fair value | 7,655 | 5,198 |
| Accounts receivable | 8,909 | 7,723 |
| Due from affiliates | 25 | 680 |
| Deferred commissions | 2,638 | 1,788 |
| Prepaid expenses and other assets | 739 | 459 |
| Furniture and equipment, net | 8 | 17 |
| Definite-lived intangible asset, net | 163 | 178 |
| Deferred tax asset, net | 1,666 | 2,909 |
| Total assets | $ 32,896 | $ 33,700 |
| **Liabilities and Stockholder's Equity** | | |
| Accrued compensation | $ 2,152 | $ 2,546 |
| Accounts payable and accrued expenses | 3,911 | 4,786 |
| Payables to broker-dealers | 4,408 | 4,461 |
| Due to affiliates | 3,856 | 1,777 |
| Income taxes payable, net | 2,226 | 325 |
| Total liabilities | 16,553 | 13,895 |
| **Stockholder's Equity** | | |
| Common stock, $100 par value, 5,000 shares authorized, issued and outstanding | 500 | 500 |
| Additional paid-in capital | 15,843 | 17,373 |
| Retained earnings | - | 1,932 |
| Total stockholder's equity | 16,343 | 19,805 |
| Total liabilities and stockholder's equity | $ 32,896 | $ 33,700 |

***The accompanying notes are an integral part of these financial statements.***

## VP Distributors, Inc.
(A wholly-owned subsidiary of Virtus Partners, Inc.)
**Consolidated Statements of Income**

| | Year Ended December 31, | |
|---|---|---|
| | 2009 | 2008 |
| | *(in thousands)* | |
| **Operating Revenues** | | |
| Investment management fees | $ 26,344 | $ 34,327 |
| Distribution and service fees | 23,227 | 30,709 |
| Related party marketing fees | 16,191 | 22,861 |
| Administration and transfer agent fees | 12,664 | 17,726 |
| Other income and fees | 623 | 657 |
| Total operating revenues | 79,049 | 106,280 |
| **Operating Expenses** | | |
| Employment expenses | 14,176 | 19,920 |
| Distribution and administration expenses | 30,026 | 40,814 |
| Related party marketing expenses | 25,201 | 33,975 |
| Other operating expenses | 5,195 | 7,792 |
| Restructuring and severance | 506 | - |
| Depreciation and amortization | 23 | 159 |
| Total operating expenses | 75,127 | 102,660 |
| **Operating Income** | 3,922 | 3,620 |
| **Other Income (Loss)** | | |
| Realized and unrealized gain (loss) on trading securities | 1,437 | (4,872) |
| Other income (expense) | 412 | 975 |
| Total other income (loss) | 1,849 | (3,897) |
| **Income (loss) before income taxes** | 5,771 | (277) |
| Provision for income taxes | 3,233 | 1,620 |
| **Net income (loss)** | $ 2,538 | $ (1,897) |

***The accompanying notes are an integral part of these financial statements.***

# VP Distributors, Inc.

(A wholly-owned subsidiary of Virtus Partners, Inc.)

**Consolidated Statements of Changes in Stockholder's Equity**

**For the Years Ended December 31, 2009 and 2008**

***(in thousands)***

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| Balances at December 31, 2007 | $ 500 | $ 14,811 | $ 7,829 | $ 23,140 |
| Net loss | - | - | (1,897) | (1,897) |
| Non-cash contribution from parent | - | 3,998 | - | 3,998 |
| Non-cash contribution to parent | - | (1,436) | - | (1,436) |
| Dividends to parent | - | - | (4,000) | (4,000) |
| Balances at December 31, 2008 | $ 500 | $ 17,373 | $ 1,932 | $ 19,805 |
| Net income | - | - | 2,538 | 2,538 |
| Dividends to parent | - | (1,530) | (4,470) | (6,000) |
| Balances at December 31, 2009 | $ 500 | $ 15,843 | $ - | $ 16,343 |

***The accompanying notes are an integral part of these financial statements.***

## VP Distributors, Inc.
(A wholly-owned subsidiary of Virtus Partners, Inc.)
**Consolidated Statements of Cash Flows**

| | Year Ended December 31, 2009 | 2008 |
|---|---|---|
| | *(in thousands)* | |
| **Cash flows from operating activities:** | | |
| Net income (loss) | $ 2,538 | $ (1,897) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | |
| Depreciation and amortization | 24 | 159 |
| Amortization of deferred commissions | 2,755 | 3,128 |
| Realized and unrealized (gains) losses on trading securities | (1,437) | 4,872 |
| Sale (purchase) of trading securities, net | (1,020) | 1,819 |
| Payments of deferred commissions | (3,605) | (2,335) |
| Deferred taxes | 1,243 | 2,856 |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | (1,186) | 3,049 |
| Due from affiliates | 655 | 2,303 |
| Prepaid expenses and other assets | (280) | 78 |
| Accrued compensation | (394) | (576) |
| Accounts payable and accrued expenses | (875) | 571 |
| Payables to broker-dealers | (53) | (2,391) |
| Due to affiliates | 2,079 | (6,717) |
| Income taxes payable | 1,901 | 325 |
| Net cash provided by operating activities | 2,345 | 5,244 |
| **Cash flows from investing activities:** | | |
| Sale of furniture and equipment, net | - | 78 |
| Net cash provided by investing activities | - | 78 |
| **Cash flows from financing activities:** | | |
| Dividends to parent | (6,000) | (4,000) |
| Net cash used in financing activities | (6,000) | (4,000) |
| Net increase (decrease) in cash and cash equivalents | (3,655) | 1,322 |
| Cash and cash equivalents, beginning of year | 14,748 | 13,426 |
| **Cash and cash equivalents, end of year** | $ 11,093 | $ 14,748 |
| Supplemental cash flow information: | | |
| Income taxes paid | $ 88 | $ 1,325 |
| Non-cash financing activities: | | |
| Contribution from parent | $ - | $ 3,998 |
| Contribution to parent | $ - | $ (1,436) |

***The accompanying notes are an integral part of these financial statements.***

## 1. Organization and Business

VP Distributors, Inc. (VPD or the Company), formerly known as Phoenix Equity Planning Corporation (PEPCO), is a registered broker-dealer and registered transfer agent under the Securities Exchange Act of 1934, as amended, principally serving the United States markets as distributor, underwriter, and financial agent for products registered with the Securities and Exchange Commission (SEC). Virtus Investment Advisers, Inc. (VIA), a wholly-owned subsidiary of VPD, is a registered investment advisor furnishing management services primarily under agreements with registered investment companies (collectively, the Virtus Funds).

VPD is a direct wholly-owned subsidiary of Virtus Partners, Inc. Virtus Partners, Inc. is a direct wholly-owned subsidiary of Virtus Investment Partners, Inc. (Virtus). Effective December 31, 2008, Virtus spun-off from The Phoenix Companies, Inc. (PNX) becoming an independent publicly traded company.

## 2. Summary of Significant Accounting Policies

The significant accounting policies, which have been consistently applied, are as follows:

### Principles of Consolidation and Basis of Presentation

VPD's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The consolidated financial statements include the accounts of VPD and VIA. Material intercompany accounts and transactions have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates. Accordingly, certain amounts in the consolidated financial statements contain estimates made by management. Actual results could differ from these estimates. Significant estimates are discussed in these notes to the consolidated financial statements.

### Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and highly liquid money market mutual fund investments.

### Trading Securities

Trading securities consist of affiliated mutual fund investments and other publicly traded securities which are carried at fair value in accordance with Accounting Standards Codification (ASC) 320, Investments – Debt and Equity Securities. Mutual fund investments held by VPD are classified as assets held for trading purposes. VPD provides the initial capital to funds or separately managed account strategies for the purpose of creating track records. For 2009 and 2008, the Company recognized realized losses of $1.9 million and $1.6 million, respectively. Marketable securities are marked to market based on the respective publicly quoted net asset values of the funds or market prices of the equity securities or bonds.

### Deferred Commissions

Deferred commissions represent fees paid to broker-dealers on sales of certain mutual fund shares. Deferred commissions are recovered by the receipt of monthly asset-based distributor fees from the mutual funds and contingent deferred sales charges received upon redemption of shares within one to five years, depending on the share class. The deferred costs resulting from the sale of shares are amortized on a straight-line basis over a one to five-year period, depending on the fund, or until the underlying shares are redeemed. Deferred commissions are periodically assessed for impairment and additional amortization expense is recorded, as appropriate.

### Furniture and Equipment, net

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 3 to 10 years for furniture and office equipment, and 3 to 5 years for computer equipment and software. Major renewals or betterments are capitalized and recurring repairs and maintenance are expensed as incurred.

### Intangible Assets

Definite-lived intangible assets are amortized on a straight-line basis over the estimated useful lives of such assets. Effective October 1, 2008, based on VPD's history and experience, it was determined that the estimated useful life of VPD's open-end mutual fund was greater than previous estimates. VPD extended the useful life of its open-end mutual funds to 16 years, which resulted in VPD recognizing $11 thousand less amortization in 2008 and $44 thousand less amortization in 2009. Definite-lived intangible assets are evaluated for impairment on an ongoing basis under GAAP whenever events or circumstances indicate that they carrying value of the definite-lived intangible asset may not be fully recoverable. The Company determines if impairment has occurred by comparing estimates of future undiscounted cash flows to the carrying value of assets. Assets are considered impaired, and an impairment is recorded, if the carrying value exceeds the expected future undiscounted cash flows.

### Revenue Recognition

Investment management fees, distribution and service fees and administration and transfer agent fees are recorded as income during the period in which services are performed.

Investment management fees, which are accrued monthly, are earned based upon a percentage of assets under management, and are paid pursuant to the terms of the respective investment management contracts, which generally require monthly or quarterly payment. Gross investment management fees earned on open-end mutual funds range from 0.10% to 1.50% of average assets under management, depending on the type of fund. The Company accounts for investment management fees in accordance with ASC 605, *Revenue Recognition*, and has recorded its management fees net of fees paid to sub-advisors. Amounts paid to unaffiliated sub-advisors for 2009 and 2008 were $19.0 million and $17.7 million, respectively.

Distribution and service fees are earned based on a percentage of assets under management and are paid monthly pursuant to the terms of the respective distribution and service fee contracts.

Administration and transfer agent fees consist of fund administration fees, transfer agent fees, fiduciary fees and underwriter fees. Fund administration fees are earned based on the average daily assets in the funds. Transfer agent fees are earned based on a contractual amount plus a fee based on the number of accounts at the end of a month. Fiduciary fees are recorded monthly based on the number of 401(k) accounts. Underwriter fees are sales-based charges on sales of certain class A-share mutual funds. The Company outsources certain back office functions related to administration and transfer agent fees. Administration fees are reported on a gross basis and transfer agent fees are reported on a net basis in accordance with ASC 605, *Revenue Recognition*. Transfer agent fees, which are reported net of payments to third-party service providers, for 2009 and 2008 were $4.3 million and $4.4 million, respectively.

Other income and fees consist primarily of redemption income on the early redemption of class B-share mutual funds and brokerage commissions and fees earned for distribution of nonaffiliated products. Commissions earned (and related expenses) are recorded on a trade date basis and are computed based upon contractual agreements.

### Related Party Marketing Fees and Expenses

Marketing fees and expenses are computed based upon written contractual agreements with certain related parties. Marketing fees are recorded as revenue during the period in which services are performed and are intended to cover retail sales and marketing costs incurred by VPD on behalf of certain affiliates and are paid pursuant to the terms of the respective contractual agreements, which generally require monthly payment. Marketing expenses are recorded as expense during the period in which services are performed and are intended to cover retail sales and marketing costs incurred by other Virtus affiliates on behalf of VPD and are paid pursuant to the terms of the respective contractual agreements.

### Income Taxes

VPD uses an asset and liability approach to account for income taxes. The objective is to recognize the amount of taxes payable or refundable for the current year through charges or credits to the current tax provision, and to recognize deferred tax assets and liabilities for the future tax consequences resulting from temporary differences between the amounts reported in the consolidated financial statements and their respective tax bases. The measurement of tax assets and liabilities is based on enacted tax laws and applicable tax rates. The effects of a tax position on the consolidated financial statements are recognized when we believe it more likely than not that the position will be sustained. A deferred tax valuation allowance is established if it is considered more likely than not that all or a portion of the deferred tax assets will not be realized.

VPD and its wholly owned subsidiary, VIA, file as a part of the fiscal year 2009 Virtus consolidated federal income tax return and will be included in certain combined state income tax returns that are required to be filed by certain direct and indirect parents. In addition to the combined state income tax returns, VPD and VIA also file separate tax returns for certain other states where appropriate. VPD and VIA are party to a tax sharing agreement by and among Virtus and its subsidiaries in which federal and state income taxes are allocated as if they had been calculated by each subsidiary on a separate company basis, except that benefits for any net operating loss or other tax credit used to offset a tax liability of the consolidated group will be provided to the extent such loss or credit is expected to be utilized in the consolidated federal or combined state returns. Thus, income taxes reflected in these financial statements represent the combination of the amounts allocated to VPD and VIA under their respective agreements with Virtus.

Significant judgment is required in evaluating tax positions and in computing the tax provision including valuation allowances, the timing of reversals of net operating losses, and other items, the outcomes of which may not be known at the date of the financial statements. Uncertain tax positions taken by the Company are accounted for under ASC 740, *Income Taxes*, which may require certain benefits taken on a tax return to not be recognized in the financial statements when there is the potential for certain tax positions to be successfully challenged by the taxing authorities.

**Employee Benefits**

Effective November 1, 2008 the employees of VPD became eligible to participate in several employee benefit programs sponsored by Virtus, including certain health care benefits, life insurance and a defined contribution 401(k) retirement plan administered by a third party. For the 401(k) plan, employees may contribute a percentage of their eligible compensation into the 401(k) retirement plan, subject to certain limitations imposed by the Internal Revenue Code (the "Code"). VPD matches employee contributions subject to certain limitations. Additionally, an excess benefit plan provides for those portions of benefit obligations that are in excess of amounts permitted by the Code. Employee benefit costs for the year ended December 31, 2009 were $1.1 million.

Prior to November 1, 2008, certain current and former employees of VPD were members of a group medical and group life plan, were covered under a qualified defined benefit pension plan, and were eligible to participate in a defined contribution 401(k) retirement plan, each of which was sponsored by PNX and administered by a third-party administrator. The PNX qualified pension and 401(k) retirement plans complied with the requirements established by the Employee Retirement Income Security Act of 1974 ("ERISA"). Prior to November 1, 2008, VPD was charged by Phoenix Life for its costs under these plans and for the Company's matching portion of the 401(k) retirement plan. Employee benefit costs were $2.7 million for 2008. VPD does not maintain a qualified or non-qualified defined benefit plan.

### Stock-based Compensation

Stock-based compensation is accounted for under ASC 718, *Compensation – Stock Compensation*, which requires that compensation cost related to stock-based payment transactions be recognized in financial statements at the fair value of the instruments issued. Certain employees of VPD were granted options to purchase common stock or Restricted Stock Units (RSUs) of Virtus or, prior to the spin-off, PNX, which generally vest over a three-year period and have a contractual life of ten years from the date of grant. Options are granted with an exercise price equal to the market value of the shares at the date of grant. Effective December 31, 2008, PNX options and RSUs converted to Virtus options and RSUs under a new Virtus Omnibus stock plan. The conversion formula, which was determined by the PNX compensation committee, was intended to preserve the relative economic value of the original instruments. For 2009, VPD recognized stock-based compensation expense of $0.4 million for awards under the Virtus plan and in 2008 VPD recognized $0.4 million for awards under the legacy PNX plan.

### Reclassifications

Certain prior year figures in the Consolidated Statements of Financial Condition, Consolidated Statements of Income and Consolidated Statements of Cash Flows have been reclassified to conform with current year presentation.

### Subsequent Events

VPD has evaluated all events and transactions that occurred subsequent to December 31, 2009 through March 30, 2010.

### Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") approved the FASB ASC, or Codification. Codification creates a single source of authoritative nongovernmental generally accepted accounting principles in the United States of America. VPD adopted Codification in 2009. Codification did not have an impact on VPD's financial position or results of operations.

In May 2009, the FASB amended ASC 855, *Subsequent Events*. ASC 855, as amended, establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. VPD adopted this guidance in 2009, resulting in additional disclosure surrounding the period used to evaluate subsequent events. The adoption did not have a significant impact on our financial position or results of operations of VPD.

In June 2009, the FASB amended ASC 810, *Consolidations* and ASC 860, *Transfers and Servicing*. ASC 810 and ASC 860, as amended, provides significant changes in the manner in which entities account for securitizations and special-purpose entities. The amendments are effective for transfers of financial assets occurring on or after January 1, 2010 and for all variable interest entities and relationships with variable interest entities existing as of January 1, 2010. VPD does not expect the adoption to have a significant impact on VPD's financial position or results of operations.

## 3. Acquisition of FMI Sasco Mutual Fund

On October 22, 2004, VIA acquired a contract to manage the assets of the FMI Sasco Contrarian Value Fund (Sasco), an open-end mutual fund, for $0.4 million, including transaction costs of $0.2 million. Subsequent to this date, assets in the Sasco fund were merged into a newly formed mutual fund advised by VIA. The purchase price for Sasco represents the consideration paid and the direct costs incurred by VIA. Based on the economics of this transaction, purchase price was allocated entirely to definite-lived intangible assets. Related amortization of intangible assets of $14 thousand and $47 thousand has been expensed in 2009 and 2008, respectively.

Definite-lived intangible assets at December 31, were as follows:

| | 2009 | 2008 |
|---|---|---|
| | *(in thousands)* | |
| Investment contracts | $ 415 | $ 415 |
| Accumulated amortization | (252) | (237) |
| Definite-lived intangible assets, net | $ 163 | $ 178 |

Definite-lived intangible asset amortization for the next five years is estimated as follows:

| | Investment Advisory Contracts *(in thousands)* |
|---|---|
| 2010 | $ 15 |
| 2011 | 15 |
| 2012 | 15 |
| 2013 | 15 |
| 2014 | 15 |
| Thereafter | 88 |
| | $ 163 |

## 4. Investments

The Company's marketable securities consist of trading securities. The composition of the Company's marketable securities at December 31, was as follows:

**December 31, 2009**

| *($ in thousands)* | Cost | Unrealized Loss | Unrealized Gain | Fair Value |
|---|---|---|---|---|
| **Trading:** | | | | |
| Equity securities, affiliate equity strategy | $ 456 | $ — | $ 219 | $ 675 |
| Affiliated mutual funds | 7,908 | (1,718) | 790 | 6,980 |
| Total trading securities | 8,364 | (1,718) | 1,009 | 7,655 |

**December 31, 2008**

| *($ in thousands)* | Cost | Unrealized Loss | Unrealized Gain | Fair Value |
|---|---|---|---|---|
| **Trading:** | | | | |
| Equity securities, affiliate equity strategy | $ 523 | $ — | $ 20 | $ 543 |
| Affiliated mutual funds | 9,156 | (4,501) | — | 4,655 |
| Total trading securities | 9,679 | (4,501) | 20 | 5,198 |

At December 31, 2009 and 2008, all of the Company's financial instruments that are measured at fair value, which consist solely of mutual funds and marketable securities, utilize a Level 1 valuation technique which, as defined in ASC 820, *Fair Value Measurements and Disclosures,* is quoted prices in active markets for identical assets or liabilities.

## 5. Furniture and Equipment, net

Furniture and equipment is comprised of the following:

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| | *(in thousands)* | |
| Computer equipment and software | $ 63 | $ 381 |
| Furniture and office equipment | 86 | 68 |
| | 149 | 449 |
| Accumulated depreciation | (141) | (432) |
| Furniture and equipment, net | $ 8 | $ 17 |

Depreciation expense for 2009 and 2008 was $9 thousand and $111 thousand, respectively.

## 6. Income Taxes

The components of the provision for income taxes are as follows:

| | For the Year Ended December 31, 2009 | For the Year Ended December 31, 2008 |
|---|---|---|
| | *(in thousands)* | |
| Current | | |
| Federal | $ 1,983 | $ 1,987 |
| State | 7 | 774 |
| Total current tax expense | 1,990 | 2,761 |
| Deferred | | |
| Federal | 908 | (523) |
| State | 335 | (618) |
| Total deferred tax (benefit) expense | 1,243 | (1,141) |
| Total provision for income taxes | $ 3,233 | $ 1,620 |

The deferred tax effects of temporary differences are as follows:

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| | *(in thousands)* | |
| **Deferred tax assets:** | | |
| Unpaid vacation accrual | $ 163 | $ 177 |
| Intangible assets | 47 | 45 |
| Net operating loss carryforwards | 983 | 1,250 |
| Capital loss carryforwards | 802 | 468 |
| Employee benefits | 872 | 726 |
| Unrealized loss on trading securities | 357 | 1,839 |
| Other | - | 8 |
| Valuation allowance | (1,558) | (1,604) |
| Gross deferred tax assets | 1,666 | 2,909 |
| Deferred tax asset, net | $ 1,666 | $ 2,909 |

As of December 31, 2009, VPD had federal net operating loss and capital loss carryforwards of $2.7 million and $1.8 million, respectively. The federal net operating loss carryforwards are scheduled to begin to expire in the year 2027. The federal capital loss carryforwards are scheduled to expire beginning in year the 2013. As of December 31, 2009, VPD had $0.1 million of state net operating loss carryforwards and $2.9 million of state capital loss carryforwards. The state net operating loss carryforwards and state capital loss carryforwards are scheduled to begin to expire in the year 2010.

In accordance with ASC 740, *Income Taxes*, management has reviewed the need for a valuation allowance for the consolidated VPD financial statements, which are comprised of two legal entities, VPD and VIA. For federal tax purposes on VPD, management has determined based on the historical operating earnings and future income projections, that it is more likely than not that it would recognize the full benefits of its deferred tax assets. For state tax purposes on VPD, management has determined based on the historical operating earnings and future income projections, that it is more likely than not that it would recognize the full benefits of a majority of its state deferred tax assets. For VIA, management has determined, based on its historical pre-tax losses, that it is more likely than not that the remaining federal and state deferred income tax assets that were recorded as of December 31, 2009 and 2008 will not be realized due to the uncertainty of the future income that is necessary to realize these assets. In determining the adequacy of future income, management has considered projected future income, reversal of existing temporary differences, and available tax planning strategies that could be implemented, if necessary.

As a result of the spin-off on December 31, 2008, VPD no longer has tax basis in certain tax attributes, which resulted in a decrease of $0.7 million of deferred tax assets. The reduction in deferred tax assets was recorded as a distribution to the parent company.

The earliest federal tax year open for examination is 2006. The earliest open years in VPD's major state tax jurisdictions are 1997 and 2004 for Connecticut and New York, respectively. VPD does not believe that any adjustment from any open year will result in a material change in VPD's financial position.

The following presents a reconciliation of income tax expense computed at the federal statutory rate to the income tax expense recognized in the Consolidated Statements of Income:

| | For the Year Ended December 31, | |
|---|---|---|
| | 2009 | 2008 |
| Statutory rate | 35.0% | 35.0% |
| State income taxes, net of federal benefit and state valuation allowance | 6.0 | (37.0) |
| Provision to return adjustments | 2.2 | (68.4) |
| Tax attribute reduction | 12.3 | - |
| Meals and entertainment | 1.6 | (39.3) |
| Valuation allowance | (1.1) | (475.0) |
| Effective income tax rate | 56.0% | (584.7)% |

At December 31, 2008, PNX forgave taxes payable under the PNX tax sharing agreement of $4.0 million in the form of a non-cash capital contribution.

## 7. Capital and Reserve Requirement Information

As a broker-dealer registered with the SEC, VPD is subject to certain rules regarding minimum net capital. VPD operates pursuant to Rule 15c3-1, paragraph (a) of the Securities Exchange Act of 1934 and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined) which may not exceed 15 to 1. Aggregate indebtedness, net capital, and resultant ratios for VPD are as follows:

| | **December 31,** | |
|---|---|---|
| | **2009** | **2008** |
| | *(in thousands)* | |
| Aggregate indebtedness | $ 13,253 | $ 9,243 |
| Net capital | 5,687 | 11,095 |
| Ratio of aggregate indebtedness to net capital | 2.3 to 1 | 0.8 to 1 |

VPD's minimum required net capital at December 31, 2009 and 2008 based on its aggregate indebtedness on those dates, is $0.9 million and $0.6 million, respectively.

The operations of VPD do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, VPD is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph (k)(2)(i) of such rule.

## 8. Related Party Transactions

The Company engages in transactions with a number of related parties, which are described further below. As a result of these related party transactions, the financial statements may not be indicative of the financial position that would have existed or the results or operations or cash flows that would have been attained if the Company operated as an unaffiliated entity.

### Marketing and Administration Agreements

VPD is party to marketing and administrative agreements with its affiliates, including Virtus, Engemann Asset Management (EAM); SCM Advisors, LLC (SCM); Kayne Anderson Rudnick Investment Management, LLC (KAR); Euclid Advisors, LLC (EUC); Duff & Phelps Investment Management Co. (DPIM) and, prior to the spin-off on December 31, 2008, Goodwin Capital Advisors, Ltd. (GCA). In 2009 and 2008, VPD paid administration and marketing expenses of $25.2 million and $34.0 million, respectively. In 2009 and 2008, VPD received marketing revenue from its affiliates of $16.2 million and $22.9 million, respectively.

### Related Party Investment Advisory Services

VIA is party to separate sub-advisory agreements with EAM, SCM, KAR, EUC, DPIM and, prior to the spin-off on December 31, 2008, GCA whereby VIA pays a sub-advisory fee for investment management services provided by EAM, SCM, KAR, EUC, DPIM and GCA for certain affiliated mutual funds. In 2009 and 2008, VIA paid sub-advisory fees of $5.7 million and $13.8 million respectively, for these services. These fees are reported net within investment management fees in the Consolidated Statements of Income.

Prior to the spin-off on December 31, 2008, the Company managed assets and provided other investment advisory services to PNX and its subsidiaries. In 2008, the Company recognized investment management fees of $1.1 million for services provided to PNX and its subsidiaries.

### Related Party Operating Expenses

VPD is a party to an expense sharing agreement with Virtus and certain of its affiliates, whereby the parties allocate expenses to effect sharing with respect to operating charges. Pursuant to this agreement, VPD was allocated a total of $0.9 million and $0.2 million of expenses in 2009 and 2008, respectively.

Prior to the spin-off on December 31, 2008, PNX provided certain administrative services to VPD. Additionally, certain of VPD's active and retired employees participated in PNX's multi-employer retirement and benefit plans. VPD paid for these services and benefit costs based on contractual agreements. In 2008, VPD recognized employment expense of $2.4 million and other operating expenses of $1.7 million under these agreements.

### Harris Bankcorp Related Party Transactions

Effective as of December 31, 2008, Harris Bankcorp owns 100% of the Virtus outstanding shares of Series B Convertible Preferred Stock. Virtus acquired the rights to advise, distribute and administer the Insight Funds from Harris Investment Management, Inc., a subsidiary of Harris Bankcorp, in May 2006. Sub-advisory fees, which are netted against investment management fees in the Consolidated Statements of Income, and distribution and administration fee expenses paid or payable to Harris Bankcorp related to funds they manage under sub-advisory agreements for the year ended December 31, 2009 and the period from October 31, 2008, the date of the original preferred stock investment, through December 31, 2008 were as follows:

| | December 31, | |
|---|---|---|
| | **2009** | **2008** |
| | *(in thousands)* | |
| Sub-advisor management fees | $ 5,791 | $ 979 |
| Distribution and service fees | 2,997 | 270 |
| Total fees and expenses related to Harris Bankcorp | $ 8,788 | $ 1,249 |

### Receivables and Payables from Related Parties

At December 31, 2009 and 2008, $0 and $0.7 million was receivable from Virtus affiliates and $3.9 million and $1.8 million was payable to Virtus affiliates, respectively. At December 31, 2009 and 2008, $0.9 million and $1.5 million, respectively, was payable to Harris Bankcorp and its affiliates related to sub-advisory investment management fees and distribution fees.

## 9. Commitments and Contingencies

### Assets Pledged as Collateral

On September 1, 2009, Virtus entered into a credit agreement (the "Credit Facility") that provides a senior secured revolving credit facility for Virtus with a two-year term, maturing in September 2011. The Credit Facility provides borrowing capacity of up to $30.0 million in the first year of the facility and up to $18.0 million thereafter, with a $2.0 million sub-limit for the issuance of standby letters of credit. The Credit Facility is secured by substantially all of the assets of the Virtus, including the assets of VIA and excluding the assets of VPD. At December 31, 2009, $15.0 million was outstanding under the Credit Facility and Virtus was in compliance with all debt covenants.

### Legal Matters

VPD is regularly involved in litigation and arbitration as well as examinations and investigations by various regulatory bodies, including the SEC, involving our compliance with, among other things, securities laws, client investment guidelines, laws governing the activities of broker-dealers and other laws and regulations affecting our products and other activities. Legal and regulatory matters of this nature may involve activities as an employer, issuer of securities, investor, investment advisor, broker-dealer or taxpayer. VPD believes that the outcomes of its legal or regulatory matters are not likely, either individually or in the aggregate, to have a material adverse effect on its consolidated financial condition. However, it is not feasible to predict the ultimate outcome of all legal claims or matters or provide reasonable ranges of potential losses, and in the event of unexpected subsequent developments and given the inherent unpredictability of these legal and regulatory matters, there can be no assurance that our assessment of any claim, dispute, regulatory examination or investigation or other legal matter will reflect the ultimate outcome and an adverse outcome in certain matters could, from time to time, have a material adverse effect on VPD's results of operations or cash flows in particular quarterly or annual periods.

### Other Matters

VPD distributes its affiliated mutual funds through third party broker-dealers. In the event that the third party broker-dealers fail to fulfill their contractual obligations, VPD may incur losses to settle open positions in these affiliated mutual funds.

The maximum amount assignable to this liability is limited to the amount of open trades. VPD believes that the risk of loss is remote. In addition, VPD has the right to pursue collection from the counterparties who do not perform under their contractual obligations.

In the ordinary course of business, VPD may also enter into contracts with other third parties pursuant to whom the third parties provide services on behalf of VPD or VPD provides services on behalf of the third parties. In certain circumstances, VPD may agree to indemnify a third party. The terms of the indemnification may vary from contract to contract and the amount of the indemnification liability, if any, cannot be determined.

VPD made no payments to third parties in 2009 and 2008, and has recorded no liabilities with regard to commitments as of December 31, 2009. VPD believes that any risk of loss for direct or indirect guarantees is remote and would not have a material impact on its operating results or financial position.

### 10. Subsequent Event

In March 2010, VPD declared and paid a cash dividend to Virtus Partners, Inc. of $2.0 million.

## VP Distributors, Inc.

**Schedule I**

(A wholly-owned subsidiary of Virtus Partners, Inc.)

**Supplemental Consolidating Schedule of Assets, Liabilities and Stockholder's Equity**
**December 31, 2009 (with comparative consolidated totals at December 31, 2008)**

***(in thousands)***

| | VP Distributors, Inc. | Virtus Investment Advisers, Inc. | Consolidation Entries | Consolidated 2009 | Consolidated 2008 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Cash and cash equivalents | $ 10,750 | $ 343 | $ - | $ 11,093 | $ 14,748 |
| Trading securities, at fair value | 7,655 | - | - | 7,655 | 5,198 |
| Accounts receivable | 3,772 | 5,137 | - | 8,909 | 7,723 |
| Due from affiliates | 2,522 | - | (2,497) | 25 | 680 |
| Deferred commissions | 2,638 | - | | 2,638 | 1,788 |
| Prepaid expenses and other assets | 583 | 156 | - | 739 | 459 |
| Furniture and equipment, net | 8 | - | - | 8 | 17 |
| Definite-lived intangible assets, net | - | 163 | - | 163 | 178 |
| Deferred tax asset, net | 1,666 | - | - | 1,666 | 2,909 |
| Total assets | $ 29,594 | $ 5,799 | $ (2,497) | $ 32,896 | $ 33,700 |
| **Liabilities and Stockholder's Equity** | | | | | |
| Accrued compensation | $ 1,894 | $ 258 | $ - | $ 2,152 | $ 2,546 |
| Accounts payable and accrued expenses | 2,032 | 1,879 | - | 3,911 | 4,786 |
| Payables to broker-dealers | 4,408 | - | - | 4,408 | 4,461 |
| Payables to related parties | 1,409 | 4,944 | (2,497) | 3,856 | 1,777 |
| Investment in subsidiary | 1,096 | - | (1,096) | - | - |
| Income taxes payable, net | 2,412 | (186) | - | 2,226 | 325 |
| Total liabilities | 13,251 | 6,895 | (3,593) | 16,553 | 13,895 |
| **Stockholder's Equity** | | | | | |
| Common stock, $100 par value, 5,000 shares | 500 | - | - | 500 | 500 |
| Additional paid-in capital | 15,843 | 825 | (825) | 15,843 | 17,373 |
| Retained earnings | - | (1,921) | 1,921 | - | 1,932 |
| Total stockholder's equity | 16,343 | (1,096) | 1,096 | 16,343 | 19,805 |
| Total liabilities and stockholder's equity | $ 29,594 | $ 5,799 | $ (2,497) | $ 32,896 | $ 33,700 |

## VP Distributors, Inc.

Schedule I (continued)

(A wholly-owned subsidiary of Virtus Partners, Inc.)

**Supplemental Consolidating Schedule of Revenue and Expenses**

**For the Year Ended December 31, 2009 (with comparative consolidated totals for the year ended December 31, 2008)**

*(in thousands)*

| | VP Distributors, Inc. | Virtus Investment Advisers, Inc. | Consolidation Entries | Consolidated 2009 | Consolidated 2008 |
|---|---|---|---|---|---|
| **Operating Revenues** | | | | | |
| Investment management fees | $ - | $ 26,344 | $ - | $ 26,344 | $ 34,327 |
| Distribution and service fees | 23,227 | - | - | 23,227 | 30,709 |
| Related party marketing fees | 16,191 | - | - | 16,191 | 22,861 |
| Administrative and transfer agent fees | 12,664 | - | - | 12,664 | 17,726 |
| Other income and fees | 623 | - | - | 623 | 657 |
| | 52,705 | 26,344 | - | 79,049 | 106,280 |
| **Operating Expenses** | | | | | |
| Employment expenses | 13,414 | 762 | - | 14,176 | 19,920 |
| Distribution and administration expenses | 30,026 | - | - | 30,026 | 40,814 |
| Related party marketing expenses | - | 25,201 | - | 25,201 | 33,975 |
| Other operating expenses | 3,713 | 1,482 | - | 5,195 | 7,792 |
| Restructuring and severance | 340 | 166 | - | 506 | - |
| Depreciation and amortization | 9 | 14 | - | 23 | 159 |
| | 47,502 | 27,625 | - | 75,127 | 102,660 |
| **Operating Income (Loss)** | 5,203 | (1,281) | - | 3,922 | 3,620 |
| Realized and unrealized gain loss on trading securities | 1,437 | - | | 1,437 | (4,872) |
| Other income (expense) | (698) | 14 | 1,096 | 412 | 975 |
| | 739 | 14 | 1,096 | 1,849 | (3,897) |
| **Income (loss) before income taxes** | 5,942 | (1,267) | 1,096 | 5,771 | (277) |
| Provision (benefit) for income taxes | 3,404 | (171) | - | 3,233 | 1,620 |
| **Net income (loss)** | $ 2,538 | $ (1,096) | $ 1,096 | $ 2,538 | $ (1,897) |

**VP Distributors, Inc.**
(A wholly-owned subsidiary of Virtus Partners, Inc.)
**Computation of Net Capital Under Rule 15c3-1**
**December 31, 2009**

**Schedule II**

**Additional Information**

*(in thousands)*

## Net Capital

| | | |
|---|---|---|
| Total stockholder's equity | | $ 16,343 |
| Less nonallowable assets: | | |
| Furniture and equipment, net | $ 8 | |
| Accounts receivable and other assets | 10,149 | |
| Net deficit of consolidated subsidiary (Note B) | (1,096) | 9,061 |
| Net capital before specific reduction in the market value of securities | | 7,282 |
| Less securities haircuts pursuant to Rule 15c3-1 | | 1,595 |
| Net capital | | $ 5,687 |

## Aggregate Indebtedness

| | |
|---|---|
| Total liabilities included in consolidated statement of financial condition | $ 16,553 |
| Liabilities of consolidated subsidiary (net of intercompany balances with parent of $2,497) | (4,398) |
| Difference resulting from offsetting various liability accounts against related assets | 1,098 |
| Aggregate indebtedness | $ 13,253 |
| Minimum net capital required to be maintained (greater of $250 or 6 2/3% of $13,253) | $ 884 |
| Net capital in excess of minimum requirements ($5,687 - $884) | $ 4,803 |
| Ratio of aggregate indebtedness to net capital | 2.3 to 1 |

The operations of VPD do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, VPD is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph (k)(2)(i) of such rule.

***(in thousands)***

**Note A - Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report**

No material differences exist between the amounts appearing above and the computation reported by VPD in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2009.

**Note B - Consolidated Subsidiary**

The summarized assets and liabilities of the consolidated subsidiary at December 31, 2009 are as follows:

| | |
|---|---|
| Cash and cash equivalents | $ 343 |
| Receivables and other assets | 5,293 |
| Definite-lived intangible assets, net | 163 |
| | 5,799 |
| Accounts payable, accrued expenses and other liabilities | 6,895 |
| Net deficit of consolidated subsidiary | $ (1,096) |

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
185 Asylum Street, Suite 2400
Hartford CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

**Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)**

To the Board of Directors and Stockholder's of
VP Distributors, Inc.:

In planning and performing our audit of the consolidated financial statements of VP Distributors, Inc., (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 30, 2010

# VP Distributors, Inc.

**(formerly known as Phoenix Equity Planning Corporation, a wholly-owned subsidiary of Virtus Partners, Inc.)**

## Consolidated Financial Statements with Additional Information December 31, 2009 and 2008